Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form F-10 (File no. 333-268945) of our report dated February 16, 2024, with respect to the consolidated financial statements of Galiano Gold Inc., included in this Current Report on Form 6-K.

/s/ Ernst and Young LLP

Chartered Professional Accountants

February 16, 2024

Vancouver, Canada